1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
CARL A. de BRITO carl.debrito@dechert.com +1 212 698 3543 Direct +1 212 314 0043 Fax

July 2, 2015

Asen Parachkevov
Attorney Adviser
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0504

Re:	Crescent Capital BDC, Inc.
Registration Statement on
File Number: 000-55380

Dear Mr. Parachkevov:

We are writing in response to comments provided telephonically on July 1, 2015 with respect to Amendment No. 2 to the registration statement (the “Registration Statement”) filed on Form 10 under the Securities Exchange Act of 1934, on June 5, 2015 on behalf of Crescent Capital BDC, Inc. (the “Company”), a closed-end fund that has elected to be regulated as a business development company (“BDC”). The Company has considered your comments and has authorized us, on its behalf, to make the responses discussed below.

On behalf of the Company, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Comment 1.           Please provide the consent of the independent auditors as an exhibit to the Registration Statement.

Response 1.              We respectfully note that the instructions to Form 10 require the filing of exhibits required under Item 601 of Regulation S-K. Item 601 of Regulation S-K indicates that consents of experts are not required to be filed with Form 10 and thus, an independent auditor’s consent was not filed as an exhibit to the Registration Statement. We also note that other privately offered BDCs, such as TPG Specialty Lending, Inc. and Carlyle GMS Finance, Inc., did not file auditor’s consents with their Form 10 registration statements. We respectfully request that the Company not be required to obtain and file an independent auditor’s consent with the Registration Statement.

Comment 2.          Please provide the amount of initial operating and organizational expenses incurred and explain the reasoning for not including this information in the footnotes to the financial statements.

Response 2.              $738,899 of total initial operating and organizational expenses were incurred by CBDC Advisors, LLC, the investment adviser to the Company (the “Advisor”), as of April 15, 2015 (the date of the financial statements). There had been no commitment of external capital to the Company as of that date, and thus, all such expenses were borne entirely by the Advisor and no such expenses were allocated to the Company. As a result, these expenses were not considered to be expenses of the Company and were not required to be disclosed in the footnotes of the financial statements.

Comment 3.           Please explain why the financial statements do not reflect accrued expenses relating to initial operating and organizational expenses.

Response 3.              As discussed in Response 2, all initial operating and organizational expenses have been borne by the Advisor. The Company has not established a liability for these expenses, because as of the date of the financial statements the Company was not obligated to reimburse such costs. The Company and the Advisor have agreed that after the commitment of private capital to the Company, the Company will reimburse the Advisor for initial organization costs incurred prior to the commencement of operations up to a maximum of $1.5 million and operating costs incurred prior to the commencement of operations, each on a pro rata basis over the first $350 million of invested capital over a period not to exceed 3 years from the initial capital commitment. As stated above, at the date of the financial statements there was no commitment of external capital to the Company and the timing and amount of reimbursement of expenses could not be estimated. Therefore, under the guidelines of FASB 5, the Company disclosed the potential contingency within footnote 4 but did not establish a liability.

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In addition, we are authorized by our client to acknowledge the following on the Company’s behalf:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•	the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•	the Company may not assert this action as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions regarding this letter, please contact me at (212) 698-3543.

Sincerely,

/s/ Carl A. de Brito

Carl A. de Brito